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                                          Draft Form of Solvency Opinion


June 13, 1994


Empire Gas Corporation (the "Company" or "Empire Gas")
1700 S. Jefferson
P.O. Box 303
Lebanon, Missouri  65536

Ladies & Gentlemen:

This letter is provided by Valuation Research Corporation ("VRC") reporting the performance of certain procedures described herein pursuant to Section 9.2 of the Stock Repurchase Agreement.

For the purposes of this opinion (the "Opinion") capitalized terms defined in the Company's Form S-1 (the "S-1") will be used herein as defined therein unless defined herein.

Pursuant to the Stock Repurchase Agreement the Company will implement a change in ownership and management by repurchasing shares of its common stock from its controlling shareholder and certain other departing officers in exchange for all of the shares of a subsidiary that owns 133 retail service centers located primarily in the southeast. The Company's Chief Operating Officer and Vice Chairman of the Board, will become the Company's controlling shareholder, Chief Executive Officer, and President. The change in ownership and management will enable the Company to pursue a growth strategy focusing on acquiring propane operating companies. Contemporaneously with this transaction, the Company will acquire the assets of PSNC Propane Corporation, a company located in North Carolina that has six retail service centers and five additional bulk storage facilities with annual volume of approximately 9.5 million gallons, for an aggregate purchase price of approximately $14.0 million. Pursuant to the Stock Repurchase Agreement, the Company will transfer 100% of the common stock of its subsidiary, Energy ("Energy Common Stock"), to the current controlling shareholder and certain departing directors, officers and employees in exchange for 12,004,430 of their shares of Common Stock. Certain of the departing officers and employees will receive $7.00 per share for the remaining 346,220 of shares of Common Stock that they hold. Energy owns the common stock of approximately 136 subsidiaries, 133 of which are retail service centers located in ten states, primarily in the Southeast, and certain other assets. Empire Gas will retain ownership of 158 retail service centers located in 20 states and 8 non-retail subsidiaries that provide services related to the Company's retail propane business.

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Financing for the transaction will come from the issuance of Senior Secured
Notes due 2004 (the "Notes"), anticipated to be issued at a substantial discount from par and expected to result in aggregate offering proceeds of $100,000,000. In addition the Company intends to enter into a new $15,000,000 secured revolving line of credit facility (the "New Credit Facility") with Continental Bank, to provide working capital for general corporate purposes.

The net proceeds to the Company from the issuance and sale of the Notes will be approximately $95.0 million. The Company intends to use approximately $72.1 million of the net proceeds to retire existing indebtedness. Approximately $22.3 million will be used to redeem the Company's 12% Senior Subordinated Debentures due 2002, which currently have an annual sinking fund requirement of $690,000. Approximately $20.0 million will be used to redeem the Company's 9% Convertible Subordinated Debentures due 1998, which currently have an annual sinking fund requirement of $1.25 million. Approximately $16.1 million will be used to repay the term loan (currently accruing interest at 6.125% per annum) under the Existing Credit Facility (the "Term Loan"), which matures June 30, 1998 and which currently has a quarterly sinking fund requirement of $650,000. Approximately $13.7 million will be used to repurchase $13.7 million principal amount 2007 9% Subordinated Debentures. Approximately $12.0 million of the remaining net proceeds will be used by the Company to complete the Acquisition, which has an aggregate purchase price of $14.0 million. Approximately $2.6 million of the net proceed will be used to repurchase, at $7.00 per share, approximately 346,220 shares of Common Stock held by the departing directors, officers and employees, and approximately 31,640 shares of Common Stock held by other shareholders. The Company will use approximately $4.1 million of the net proceeds to make a payment to Energy in connection with the Stock Purchase, reduced to the extent Energy may be required to make a payment to the Company based on the balance, as of the Effective Date, of certain of the Company's liabilities net of certain of its assets.

Following the Transaction, Empire Gas will consist of 158 retail service centers with 22 additional bulk storage facilities operating in 20 states (the "Business").

Pursuant to our understanding of the above, VRC has been asked to provide its opinion as of June [13], 1994 (the "Closing Date"), with respect to Empire Gas, that both immediately before and immediately after, and giving effect to, the consummation of the Transaction, as disclosed to VRC:

      (a) The Fair Value of the assets of Empire Gas exceeds and will exceed its liabilities (including, without limitation, the New Financing, Stated Liabilities, and Identified Contingent Liabilities);

      (b) The Present Fair Saleable Value of the assets of Empire Gas exceeds and will exceed the probable liabilities on its debts (including, without limitation, the New Financing, Stated Liabilities, and Identified Contingent Liabilities) as such debts become absolute and matured;

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      (c)   Empire Gas is and will be able to pay its debts (including, without limitation, the New Financing, Stated Liabilities, and Identified Contingent Liabilities) as such debts mature; and

      (d) Empire Gas will not have Unreasonably Small Capital for the Business in which it is and will be engaged.

The Opinion rendered is with respect to Empire Gas as a going concern, on a pro forma basis, both immediately before and immediately after, and giving effect to, the Stock Purchase, the Notes issuance and the funding under the New Credit Facility. In the course of preparing this Opinion, nothing has come to our attention that causes us to believe that Empire Gas, both immediately before and immediately after, and giving effect to, the Transaction and the associated indebtedness, is not and would not be a going concern. For the purposes of this Opinion, the following terms are defined:

      (a)   Fair Value

            The amount at which assets of Empire Gas would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both.

      (b)   Present Fair Saleable Value

            The aggregate amount that may be realized by an independent willing seller from an independent willing buyer if a company's assets are sold with reasonable promptness in an arm's-length transaction under present conditions for the sale of assets of comparable business enterprises.

      (c)   Stated Liabilities

            "Stated Liabilities" means the existing liabilities as well as any assumed liabilities related to the Transaction, determined in accordance with generally accepted accounting principles ("GAAP") consistently applied as set forth in the pro forma balance sheet presented in the S-1, all of which information has been provided to us by an officer of the Company responsible for financial and accounting matters.

      (d)   New Financing

            The indebtedness being incurred, assumed, or guaranteed by Empire Gas, through borrowings from Continental Bank under the New Credit Facility and the issuance of the Notes.

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      (e)   Identified Contingent Liabilities

            The maximum reasonably estimated liabilities that may result from pending litigation, asserted claims and assessments, guaranties, environmental conditions, uninsured risks, and other contingent liabilities as identified and explained to VRC in terms of their nature and estimated dollar magnitude by responsible officers of Empire Gas and their various advisors. These contingent liabilities may not meet the criteria for accrual under Statement of Financial Accounting Standards No. 5 and therefore may not be recorded as liabilities under GAAP.


      (f)   Unreasonably Small Capital

            This phrase relates to the ability of Empire Gas, after giving effect to the incurrence of the New Financing and after consummation of the Transaction, to continue as a going concern and not lack sufficient capital for the needs and anticipated needs of Empire Gas, including Identified Contingent Liabilities. In financial accounting, information that significantly contradicts the going concern assumption relates to an entity's ability to continue to meet its obligations as they become due without substantial unplanned disposition of assets outside the ordinary course of business, restructuring of debt, externally forced revisions of its operations, or similar actions. Generally accepted auditing standards call for affirmative actions to test the going concern concept. These auditing standards may identify certain information that contradicts the financial accounting going concern assumption - for example, recurring operating losses, defaults on loans, and adverse financial ratios. Our determination of adequate capital is made from an economic rather than financial accounting perspective. During the course of our examination and review, we did not discover any such information.

We believe the foregoing definitions are reasonable and appropriate for purposes of rendering the Opinion, and we believe that the methodologies we use in our analysis are appropriate for determining Fair Value and Present Fair Saleable Value as defined herein. Based on the facts that have come to our attention during the course of this engagement, we believe it is appropriate for us to value Empire Gas as a going concern as part of our analysis relating to this Opinion.

In expressing its Opinion, VRC has relied on information and analyses furnished by and/or discussions held with officers and employees of the Company, which information and analyses VRC has reviewed and which has been the subject of discussion and inquiry. VRC does not assume any responsibility for the sufficiency and accuracy of the information. Nothing has come to VRC's attention in the course of this engagement which would lead it to believe that any such information is incorrect in any material

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respect or that it was unreasonable for VRC to utilize and rely upon the information. Such data has been accepted as reasonably reflecting the Acquisition, the financial condition of Empire Gas and their past and future operations. All items generally considered subject to audit pursuant to generally accepted auditing standards and in conformity with generally accepted accounting principles have been relied upon without review, check, or verification, but nothing has come to our attention that would cause us to believe the information is incorrect in any material respect or that it was unreasonable for VRC to utilize and rely upon the information. VRC has performed certain analyses, studies, and investigations more fully described herein in support of its Opinion. Further, the Opinion expressed herein is subject to the General Limiting Conditions and Assumptions attached hereto.

VRC was provided with audited financial statements for Empire Gas (pre Transaction) for the fiscal years ended June 30, 1991 through June 30, 1993 and the unaudited financial statements for Empire Gas Corporation for the nine-month period ended March 31, 1994 and unaudited proforma financial statements, giving effect to the Transaction for the twelve month period ended March 31, 1994. These unaudited financial statements were prepared by Empire Gas management ("Management") and were represented as being prepared in accordance with GAAP. As VRC is not a public accounting firm it does not certify financial statements and has relied in good faith on the financial statements prepared by Management. VRC has reviewed these financial statements, as well as historical data by division and other internal financial data from the Company, in addition to extensive background data and material considered appropriate to the Opinion expressed. Such areas of investigation have included but are not limited to:

      * An industry overview, including an analysis of companies engaged in similar lines of business, as well as reviewing available data on recent acquisitions of companies engaged in similar lines of business.

      * Inquiries of Management as to the impact of future trends on Empire Gas and the industry; estimated future levels of current assets and liabilities and capital expenditures; competitive conditions and advantages; and key actions to be taken in the near term, among other factors.

      * Review of the draft Note Indenture agreement between Empire Gas and Shawmut Bank Connecticut ("Shawmut Bank") filed with Amendment No. 2 of the Company's Form S-1 on June 10, 1994 ("Amendment No. 2").

      * Review of Empire Gas's Projected Financial Statements for an eleven year period ending June 30, 2004.

      * Review of the Rating Agency presentation prepared by the Company and dated March, 1994.

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      *     Review of Company's Form S-1 filed with the Securities and Exchange
            Commission (the "SEC") on April 29, 1994, as amended by Amendment No. 2.

      *     Review of the Basic Agreements.

      * Review of a draft of the Warrant Agreement between Empire Gas and Shawmut Bank dated June 1, 1994.

      * Review of a draft of the Underwriting Agreement between Empire Gas and the Underwriter dated June 1, 1994.

      * Review of a draft of the Asset Purchase Agreement by and among Empire Gas, Empiregas, Inc. of North Carolina, Public Service Company of North Carolina, Incorporated and PSNC Propane Corporation, dated June 13, 1994.

      * Review of the Option Agreement dated April 9, 1994 by and between Steve's Propane Service, Inc. ("Steve's Propane").

      *     Review of financial and operational data for Steve's Propane.

      * Review of the Option Agreement dated February 11, 1994 by and between Ginco Propane Inc. ("Ginco") and Empire Gas.

      *     Review of financial and operational data for Ginco.

      * Review of the Acquisition Information Brochure on Ginco presented to Empire Gas Board of Directors on December 2, 1993.

      *     Review of the March 31, 1994 Form 10-Q filed by Empire Gas with the
            SEC.

      * Review of the audited financial statements of PSNC as of March 31, 1994.

      *     Interviews with the management of Empire Gas.

      * Review of the Schedule of Identified Liabilities provided to VRC in writing, by a senior officer of Empire Gas which was represented by this officer to include a listing of all appropriate items. Because the Identified Contingent Liabilities are estimates of Management, we express no opinion as to the completeness or propriety of such items. However, after discussion with Management with respect thereto, and our general familiarity with such liabilities, nothing has come to our attention in the

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            course of this engagement which would suggest that any such information is incorrect in any material respect or unreasonable for VRC to utilize.

      * Inquiries of certain officers of Empire Gas who have responsibility for legal, financial, and accounting matters as to the existence, nature, and magnitude of Identified Contingent Liabilities.

For purposes of this Opinion, VRC has assumed that there will be no material change in any documents in VRC's possession on June 13, 1994.

VRC has, to the extent necessary, discussed financial and operating matters of Empire Gas with Management and/or its financial and legal advisors. VRC has reviewed the forecasts of earnings, income, cash flows, and balance sheets of Empire Gas prepared by Management referred to above and discussed such forecasts with Management. This review included, but was not limited to, discussions of basic assumptions made in the preparation of the forecasts relating to the type of business; key markets; economic conditions; capital facilities and working capital requirements; taxes; financing plans; and strategic positioning. We consider such forecasts to be reasonable and attainable in light of current and near term economic expectations and nothing has come to our attention that would cause us to believe the basic assumptions used in the forecasts are unreasonable. We believe that the review we have conducted and the analyses and procedures undertaken are those generally considered appropriate for expressing the Opinion herein.

On the basis of the review, procedures, and analyses performed, we express the following opinions as of June [13], 1994 that both immediately before and immediately after and giving effect to the Merger, all predicated on the General Limiting Conditions and Assumptions:

      (a) The Fair Value of the assets of Empire Gas exceeds and will exceed its liabilities (including, without limitation, the New Financing, Stated Liabilities, and Identified Contingent Liabilities);

      (b) The Present Fair Saleable Value of the assets of Empire Gas exceeds and will exceed the probable liabilities on its debts (including, without limitation, the New Financing, Stated Liabilities, and Identified Contingent Liabilities) as such debts become absolute and matured;

      (c) Empire Gas is and will be able to pay its debts (including, without limitation, the New Financing, Stated Liabilities, and Identified Contingent Liabilities) as such debts mature; and

      (d) Empire Gas will not have Unreasonably Small Capital for the Business in which it is and will be engaged.

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Exhibit A of this report sets forth the Present Fair Saleable Value and Fair
Value of the aggregate assets of Empire Gas, as well as its Stated and Identified Contingent Liabilities, and the New Financing incurred, assumed or guaranteed by Empire Gas.

This letter is solely for information and assistance to the parties to whom it is addressed for matters in connection with the proposed Merger and New Financing, except as set forth in the General Limiting Conditions and Assumptions. Any other use is expressly prohibited and neither this letter nor any of its parts may be circulated, quoted, or otherwise referred to for any other purpose without the prior review and written consent of VRC, the exercise of which will be at the sole discretion of VRC not unreasonably withheld.

The above limitations do not apply to related parties who you believe have a legitimate business interest in receiving such copies, including counsel, future participating lenders, courts, administrative agencies, and other appropriate parties. However, in such instances, this Opinion must be provided to such parties in its entirety. The term "related parties" shall not exclude participants and assignees, regulators, additional lenders, successors, or appropriate parties involved in litigation or court proceedings involving this transaction or under other similar circumstances.

Valuation has no responsibility to update the opinion stated herein for events and circumstances occurring after the date of this letter.

Respectfully submitted,

VALUATION RESEARCH CORPORATION



Engagement Number:  04-2313-00


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                                EXHIBIT A

                         EMPIRE GAS CORPORATION

                  EXCESS OF PRESENT FAIR SALEABLE VALUE
                AND FAIR VALUE OF ASSETS OVER LIABILITIES

                           As of June 13, 1994

                          (dollars in millions)



PRESENT FAIR SALEABLE VALUE AND
  FAIR VALUE OF ASSETS                                       $142.8


LIABILITIES:
  Stated Liabilities (1)(2)                                    12.2

  New Financing:
  Notes                                                       106.9
  New Credit Facility                                             0
  Identified Contingent Liabilities                            14.0

TOTAL LIABILITIES                                             133.1
                                                              -----
EXCESS OF PRESENT FAIR SALEABLE VALUE
AND FAIR VALUE OF ASSETS OVER LIABILITIES                    $  9.7
                                                              -----
                                                              -----


             SEE GENERAL LIMITING CONDITIONS AND ASSUMPTIONS

Notes:

(1) Based on pro-forma March 31, 1994 balance sheet provided by Empire, assuming no material changes to the financial statements in the interim period.

(2) Stated Liabilities consist of $11.1 million in current liabilities and $1.1 million in accrued self insurance liabilities.

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               GENERAL LIMITING CONDITIONS AND ASSUMPTIONS


In accordance with recognized professional standards as generally practiced in the valuation industry, the fee for these services is not contingent upon the conclusions of value contained herein. VRC has determined to the best of its knowledge and in good faith that neither it nor any of its agents or employees have a material financial interest in the Company.

Neither VRC, nor its agents or employees, assume any responsibility for matters legal in nature, nor do they render any opinion as to any title to, or legal status of, property which may be involved, both real and personal, tangible and intangible.

VRC assumes that all laws, statutes, ordinances, other regulations, or regulations of any governmental authority relevant to and in connection with this engagement are complied with unless express written noncompliance is brought to the attention of VRC and is stated and defined by those relied on by VRC, including the Company and its management.

VRC has relied on certain information furnished by others, including, but not limited to, the Company, without verification, other than the procedures specified in VRC's letter attached hereto. VRC believes such information to be reliable as to accuracy and completeness but offers no warranty or representation to that effect; however, nothing has come to our attention in the course of this engagement that would cause us to believe that any furnished information is inaccurate in any material respect or it is unreasonable to utilize and rely upon such information. Such information generally includes, but is not limited to, financial analyses and forecasts; historical, pro forma, audited and unaudited financial statements; and management analyses and forecasts.

Where there may be real property involved, and unless specifically stated, VRC has not made a land survey of the property and has assumed that Empire Gas has clear title to the property represented by the Company as owned by Empire Gas. It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures thereon that render it more or less valuable except as disclosed in the Environmental Assessment. No responsibility is assumed for such unapparent conditions or for arranging for engineering studies that may be required to discover such unapparent conditions or any such unapparent conditions which may exist.

In some instances, public information and statistical information have been obtained from sources VRC has accepted as being reliable; however, VRC makes no representation as to the accuracy or completeness of such information and has accepted the information without further verification.

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The opinion of VRC does not represent an assurance, guarantee, or warranty that
Empire Gas will not default on any debt obligations associated with the Acquisition related transactions.

VRC makes no assurance, guarantee, or warranty that the covenants for the New Financing will not be broken in the future.

No representation is made herein as to the legal sufficiency of the above definitions (term definitions contained in the body of the Opinion) for any purpose; such definitions are used solely for setting forth the scope of this Opinion and VRC believes such definitions to be reasonable for the purposes of rendering this Opinion.


The opinions of value expressed by VRC result from the development and analysis of several valuation indications arrived at through the use of generally accepted valuation procedures. These procedures included the Income and Market Approaches, which we believe to be procedures appropriate to express the opinions herein.

The Income Approach utilized cash flow projections discounted to a present value. The discount rate selected was based on risk and return requirements deemed appropriate by VRC, given the facts and circumstances surrounding the transactions under consideration. In arriving at an appropriate discount rate, VRC considered the Company's weighted average cost of capital, the weighted average cost of capital for other companies in the industry, and the rate of return on alternative investments. In addition, the risk inherent in the business was also considered.

In addition to discounting the projected cash flows of the Company, VRC performed sensitivity analysis which included varying the discount rates and sales growth rates of the projections in estimating a range of values.

The Market (Guideline) Approach compared the subject company with publicly-traded companies engaged in businesses which VRC deemed reasonably similar to the subject's. The companies selected were either competitors of the Company or engaged in distribution and marketing of products similar or related to that of the Company. Ratios such as invested capital to earnings before interest and taxes; invested capital to earnings before interest, depreciation, amortization and taxes; invested capital to sales; and invested capital to debt free after tax earnings were employed. Recent acquisitions of companies in related industries were also reviewed.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist on the date of this letter. While various judgments and estimates which we consider reasonable and appropriate under the circumstances were made by us in the determination of value, no assurance can be given by us that the sale price which might ultimately be realized in any actual transaction, if and when effected, will be at the Fair Value or Present Fair Saleable Value indicated.

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Material changes in the industry or in market conditions which might affect the
Company's business from and after the effective date of the proposed transactions and which are not reasonably foreseeable are not taken into account.

It has been represented to VRC that there will be no borrowings outstanding at closing under the New Credit Facility.

Based on the projections provided in the Rating Agency Presentation which were the subject of our investigation and analysis, VRC has assumed that the Company will make no acquisitions exceeding $6,000,000 in total during any given year during the projection period.

With respect to the Company's ability to repay debts as they mature, VRC has assumed that 100% of the Company's excess cash flow is accumulated and restricted to be applied to the repayment of any outstanding obligations incurred under the Note Indenture and the New Credit Facility.

It has been represented to VRC that Empire Gas has accrued or reserved for all Identified Contingent Liabilities on the proforma balance sheet provided to VRC. All amounts are fully accounted for under Stated Liabilities on Exhibit A in this report.


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